82-34793

Coloplast A/S
Holtedam 1
3050 Humlebæk
Danmark

Tel +45 4911 1111
Fax +45 4911 1555
www.coloplast.com

Coloplast

Information to the Copenhagen Stock Exchange no. 13/2006
Humlebæk, 21 June 2006

Change in Urology & Continence Care Management

Coloplast's Senior Vice President for the Urology & Continence Care Division, Svenn Poulsen, has decided to leave Coloplast per 31 august 2006.

Svenn Poulsen will take up the position as CEO of the Contex Group, a world leader within large-format colour scanners, medical film scanners and 3-D printing solutions. The company is owned by the private equity group EQT.

The search for a new Senior Vice President has been initiated. Anne Mette Olesen, Vice President, Commercial Development, in the Urology & Continence Care Division, has been appointed acting Senior Vice President until a successor to Svenn Poulsen has been appointed.

Sten Scheibye
President, CEO

This announcement is available in a Danish and an English version. In case of doubt the Danish version shall prevail.

For further information: Vice President Corporate Communication & Investor Relations, Jens Steen Larsen, phone +45 4911 1920